UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40408

Global-E Online Ltd.
((Translation of registrant’s name into English))

9 HaPsagot Street
Petach-Tikva 4951041, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 21, 2022, Global-E Online Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission on May 17, 2022.

This Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration Nos. 333-256403 and 333-264156).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global-E Online Ltd.

Date: June 22, 2022	By: /s/ Amir Schlachet Name: Amir Schlachet Title: Chief Executive Officer